UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 000-50231

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form l0-Q	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: March 31, 2006
☐     Transition Report on Form 10-K and Form 10-KSB
☐     Transition Report on Form 20-F
☐     Transition Report on Form 11-K
☐     Transition Report on Form 10-Q and Form 10-QSB
☐     Transition Report on Form N-SAR
For the Transition Period Ended:
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates: Not Applicable
PART I
REGISTRANT INFORMATION
Full name of registrant:  Federal National Mortgage Association
Former name if applicable:  Not Applicable
Address of principal executive office (Street and number):  3900 Wisconsin Avenue, NW
City, state and zip code:  Washington, D.C. 20016
PART II
RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
Fannie Mae (formally, the Federal National Mortgage Association) has determined that it is unable to file its Form 10-Q for the quarter ended March 31, 2006 by the May 10, 2006 due date or by May 15, 2006 and, accordingly, Fannie Mae is not requesting the five-day extension permitted by the rules of the Securities and Exchange Commission (the “SEC”).
This notice and the attached explanation discuss the following matters:
•	The process and potential timing of our restatement and the related audit;

•	Certain New York Stock Exchange (“NYSE”) listing standards relating to SEC filings and information about our continued NYSE listing;

•	Management’s assessment of our internal control over financial reporting;

•	Certain accounting matters that may significantly impact our results of operations and financial condition;

•	Certain key business and market issues that have affected the company;

•	Information regarding our administrative expenses;

•	Our estimated losses as a result of Hurricanes Katrina and Rita;

•	Our report to the Department of Housing and Urban Development regarding our 2005 housing goals;

•	Our employee stock repurchase program;

•	Certain of our risks and risk management practices;

•	Investigations of, and legal proceedings filed against, Fannie Mae relating to accounting and other matters; and

•	Legislative developments relating to strengthening regulatory oversight of the government sponsored housing enterprises.
Our restatement and the related audit
     We are not able to file a timely Form 10-Q because we have not completed our financial statements for the first quarter of 2006. We have determined that our previously filed interim and audited financial statements for the periods from January 2001 through the second quarter of 2004 should no longer be relied upon. Accordingly, we are conducting a restatement of our historical financial statements for the years ended December 31, 2003 and 2002, and for the quarters ended June 30, 2004 and March 31, 2004. More information regarding the matters discussed in this Form 12b-25 may be found in Forms 8-K we filed with the SEC on March 18, 2005, May 11, 2005, August 9, 2005, November 10, 2005, February 24, 2006 and March 13, 2006.
     In September 2004, the Office of Federal Housing Enterprise Oversight (“OFHEO”) delivered to the Board of Directors of Fannie Mae an interim report of its findings, through that date, on its special examination of Fannie Mae’s accounting policies and practices. OFHEO’s interim report concluded that we misapplied generally accepted accounting principles (“GAAP”) relating to hedge accounting and the amortization of purchase premiums and discounts on securities and loans, as well as other deferred charges. OFHEO subsequently notified us of additional accounting and internal control issues and questions the agency identified in its ongoing special examination. The additional issues and questions pertain to the following areas: securities accounting, loan accounting, consolidations, accounting for commitments, practices to smooth certain income and expense amounts, journal entry controls, systems limitations, and database modifications, as well as other issues relating to the amortization of purchase premiums and discounts on securities and loans, and other deferred charges. On September 27, 2004, we entered into an agreement with OFHEO to take a series of steps with respect to our accounting, capital, organization and staffing, compensation, governance and internal controls. On March 7, 2005, we entered into a supplement to the September 27, 2004 agreement with OFHEO. The September 27, 2004 agreement with OFHEO, as supplemented on March 7, 2005, is referred to in this notice as the OFHEO agreement. OFHEO’s special examination of our accounting policies and practices is ongoing.
     On December 15, 2004, the SEC’s Office of the Chief Accountant advised us to restate our financial statements filed with the SEC to eliminate the use of hedge accounting and to evaluate our accounting for the amortization of premiums and discounts and restate our financial statements filed with the SEC if the amounts required for correction were material. The SEC’s Office of the Chief Accountant also advised us to reevaluate the GAAP and non-GAAP information that we previously provided to investors, particularly in view of the decision that hedge accounting is not appropriate.
     Fannie Mae’s Board of Directors and management are continuing to work to resolve the issues and questions raised by OFHEO and to implement the actions required by the OFHEO agreement. The Board assigned a Special Review Committee to review the findings of OFHEO’s September 2004 interim special examination report and to oversee an independent investigation led by former Senator Warren Rudman of the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”). As previously disclosed, Paul, Weiss issued a report on its investigation on February 23, 2006. The Paul, Weiss report is available on our website (www.fanniemae.com) and was included as an exhibit to a current report on Form 8-K filed with the SEC on February 24, 2006. A description of the conclusions set forth in the Paul, Weiss report was provided in our Form 12b-25 filed with the SEC on March 13, 2006. The Board also designated a Compliance Committee of the Board to monitor compliance with the OFHEO agreement. Fannie Mae’s management reports to OFHEO on a regular basis regarding the status of our ongoing internal reviews, the restatement process and our compliance with the OFHEO agreement.
     We have substantially completed a comprehensive review of our accounting policies and practices in order to determine whether these policies and practices are consistent with GAAP. This review includes a review of accounting issues identified by OFHEO and Paul, Weiss, as well as issues identified by our management. More information about the status of our accounting review is provided below under “Status of Accounting Review.” We are working to complete the review and to restate our financial statements. We will then submit our restated financial statements to Deloitte & Touche LLP, our independent auditor, for completion of its audit. Management also continues to review our accounting routines and controls, and our financial reporting processes. We will continue to inform OFHEO and Deloitte & Touche of our progress on these matters, including our progress in completing the restatement, realigning our financial control and audit functions, and improving our financial reporting systems.
     Restating our financial statements is requiring a substantial amount of time and resources because the restatement entails significant complexities, including:
•	a comprehensive review of our accounting practices, which are often complex because of the nature of policies such as accounting for derivatives and mortgage purchase and sale commitments;

•	obtaining or validating market values for a large volume of transactions, including all of our derivatives, commitments and securities at multiple points in time over the restatement period;

•	enhancing or developing new systems to track, value and account for securities, commitments and derivatives; amortize deferred price adjustments; account for our guarantee obligations; and monitor and assess impairment;

•	restating our financial statements for multiple interim and annual periods under the standards relevant at various points in time; and

•	the existence of deficiencies in our accounting controls during the restatement period that necessitate substantive audit testing procedures by our independent auditor.
     Based on our current assessment, we believe that completion of our Annual Report on Form 10-K for the year ended December 31, 2004, which will include our results through that date, will not occur prior to the second half of 2006. We are committed to devoting all resources necessary to complete the restatement as expeditiously as possible. However, because many of the activities are sequential in nature, accelerating the completion of the restatement is difficult.

NYSE listing and standards for our continued listing
     Under its listing standards, the NYSE may initiate suspension and delisting proceedings when a listed company, such as Fannie Mae, fails to file its Annual Report on Form 10-K with the SEC in a timely manner. The NYSE generally will begin suspension and delisting procedures if a company has not filed its periodic annual report by the end of the twelve-month period following the due date for the filing. The NYSE, in its sole discretion, may determine to allow a company to continue listing beyond the twelve-month period in certain very limited circumstances set forth in the NYSE’s listing standards. In determining whether to allow trading in a company’s securities to continue, the NYSE will consider, among other things, a company’s financial health and compliance with the NYSE’s qualitative and quantitative listing standards, as well as whether there is a reasonable expectation that the company will be able to resume timely filings in the future. The NYSE’s listing standards require the NYSE to reevaluate its determination to continue the listing of such a company once every three months and, if the NYSE reaffirms its decision to allow trading to continue, to advise the SEC of the reaffirmation and publish it on the NYSE’s website.
     Our Annual Report on Form 10-K for the year ended December 31, 2004 was not filed when due, nor was it filed by the end of the twelve-month period after it was due (i.e., by March 16, 2006). However, the NYSE has notified us that it has granted our request for the continued listing of our common stock and other listed securities. Our continued listing is subject to quarterly reviews by the NYSE, as well as ongoing monitoring of our progress toward restating our financial statements and filing our periodic reports with the SEC. If the NYSE does not affirm its decision to allow trading to continue in any quarterly review, our listed securities would become subject to NYSE trading suspension and delisting proceedings. We are engaged in regular discussions with the NYSE staff regarding the status of the restatement and our ability to maintain our listing through completion of the restatement. Until we are current with our SEC periodic reporting requirements, the NYSE will identify us as a late filer on its website and will disseminate on the consolidated tape an indicator of our late-filer status.
Management’s assessment of internal control over financial reporting; Sarbanes-Oxley Act Section 404
     On December 28, 2004, we reported that KPMG LLP, our independent auditor at that time, had notified us that there existed strong indicators of material weaknesses in our internal control over financial reporting.
     In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our management has been assessing the effectiveness of our internal control over financial reporting that existed as of December 31, 2004 and as of December 31, 2005. Management also has been evaluating and implementing changes in internal control over financial reporting in order to address identified control deficiencies. To date, we have identified control deficiencies in a number of areas, including: financial systems and other information technology systems; entity-level controls relating to risk oversight, staffing and expertise of the internal audit and accounting departments, and documentation of policies and procedures; design and application of accounting policies; the valuation of our assets and liabilities; and financial reporting processes. Management expects to conclude that some of these identified deficiencies are either material weaknesses or significant deficiencies that in the aggregate constitute material weaknesses. Management also may uncover additional deficiencies as this assessment process continues. Our management has taken a number of steps since December 2004 to address control deficiencies, including completely reorganizing our finance area and hiring a new Chief Financial Officer, a new Controller, a new Chief Audit Executive and several other new accounting officers, reorganizing our risk management and corporate compliance functions and appointing a new interim Chief Risk Officer and a new Chief Compliance and Ethics Officer.
     Management’s report on internal control over financial reporting in our Annual Report on Form 10-K for the year ended December 31, 2004 will conclude that our internal control over financial reporting was ineffective as of December 31, 2004 due to the presence of material weaknesses. We expect that management’s report on internal control over financial reporting in our Annual Report on Form 10-K for the year ended December 31, 2005 will conclude that our internal control over financial reporting was also ineffective as of December 31, 2005. Management will discuss in its reports for 2004 and 2005 identified material weaknesses and will address management’s plans for remediation. We believe that Deloitte & Touche will not be able to issue opinions on the effectiveness of our internal control over financial reporting as of December 31, 2004 or on management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, but will be able to issue these opinions in connection with our internal control over financial reporting as of December 31, 2005.
Forward-Looking Statements
     The information provided in this notice and the attached explanation includes forward-looking statements, including statements regarding the restatement and related audit of our financial statements for prior periods and the timing and impact thereof; the anticipated impact of certain accounting errors and related matters on our results of operations and financial condition, including our estimate that we will be required to consolidate approximately $28.5 billion of both incremental assets and incremental liabilities as of December 31, 2005; the anticipated future performance of our businesses; our belief that the proposed inter-agency guidance on non-traditional mortgage products issued on December 20, 2005 may affect the market’s assessment of the risk and pricing dynamics of mortgage assets available for securitization; our estimates and expectations with respect to multifamily property vacancy rates and rental rates; our belief that current multifamily vacancy and rental rate trends will continue during 2006, due to continued job growth, robust household formation and the impact of increasing interest rates on home affordability; our belief that our total return strategy will enable us to create incremental economic value over time; our belief that continued demand for capital to finance housing in the United States will provide opportunities to profitably leverage our balance sheet to meet that demand over time; our expectation that our Benchmark REMIC™ securities will meet the needs and preferences of our current and potential mortgage-backed securities investors; our expectation that growth in our business over the long term will generally be similar to growth in the mortgage market; our estimated losses resulting from Hurricanes Katrina and Rita; our estimate of restatement and related regulatory costs, which we currently anticipate will total over $800 million for full year 2006; and our belief regarding Deloitte & Touche’s ability to issue opinions on the effectiveness of our internal control over financial reporting.
     Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by Fannie Mae’s management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them publicly in light of new information or future events. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of these factors include, but are not limited to, the timing and nature of the final resolution of the accounting issues discussed in this notice and the attached explanation and those raised by OFHEO in the course of its special examination discussed in this notice; the outcome of OFHEO’s ongoing special examination; the outcome of the investigations being conducted by the SEC and the U.S. Attorney’s Office for the District of Columbia; the outcome of pending litigation; general business, economic and political conditions, including changes in interest rates, housing prices and employment rates; competitive developments in the mortgage market or changes in the rate of growth in total outstanding U.S. residential mortgage debt; changes in applicable legislative or regulatory requirements; our ability to identify and remedy internal control weaknesses and deficiencies; our ability to effectively implement our business strategies and manage the risks in our business; the other factors discussed in this notice and the attached explanation; and the reactions of the marketplace to the foregoing.

PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Scott Lesmes	(202)	752-7000

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes	☑ No
     Fannie Mae has not filed the following periodic reports: a Quarterly Report on Form 10-Q for the period ended September 30, 2004; an Annual Report on Form 10-K for the period ended December 31, 2004; Quarterly Reports on Form 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005; and an Annual Report on Form 10-K for the period ended December 31, 2005.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes	☐ No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Please see attached explanation.

Federal National Mortgage Association

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 9, 2006	By:	/s/ Robert T. Blakely

	Name:	Robert T. Blakely
	Title:	Executive Vice President and Chief Financial Officer

Explanation Referred to in Part IV, Item (3) of Form 12b-25
     We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the quarter ended March 31, 2006 will reflect significant changes from our results of operations for the quarter ended March 31, 2005. Because of the restatement and related audit process described above, we are unable to provide a reasonable estimate of either our first quarter 2006 results of operations or our first quarter 2005 results of operations. Accordingly, we cannot at this time estimate what significant changes will be reflected in our first quarter 2006 results of operations compared to our first quarter 2005 results of operations.
     Presented below is a discussion of certain accounting matters that may significantly impact the results of operations that we ultimately report for the quarters ended March 31, 2006 and March 31, 2005, followed by a discussion of certain key business and market issues that have affected us; information regarding our administrative expenses; an update on our estimated losses as a result of Hurricanes Katrina and Rita; an update on our report to the Department of Housing and Urban Development regarding our 2005 housing goals; a description of our employee stock repurchase program; disclosures regarding certain of our risks and risk management practices; a description of investigations of, and legal proceedings filed against, us relating to accounting and related matters; and updates on certain legislative matters.
Accounting Review
Status of Accounting Review
     As previously disclosed, we have been engaged in a thorough and comprehensive review of our accounting policies and practices in order to determine whether these policies and practices were consistent with GAAP. In our Form 12b-25 filed with the SEC on March 13, 2006, we provided an update on the status of our accounting review, as well as a summary of the accounting errors we had identified at that time as a result of our review. At this time, we have substantially completed our analysis and determination of whether the accounting issues we have identified pursuant to our review resulted in an error requiring restatement. We have also discussed our conclusions with respect to these issues with the Audit Committee of our Board of Directors, Deloitte & Touche, and OFHEO. Although our accounting review is substantially complete, we expect to provide an update on any remaining issues following the completion of our review and the discussion of those issues with the Audit Committee, Deloitte & Touche and OFHEO. Our conclusions remain subject to further analysis in the course of the completion of the restatement and Deloitte & Touche’s audit.
Additional Accounting Errors
     In addition to the accounting errors we identified in our Form 12b-25 filed with the SEC on March 13, 2006, we have concluded that we made errors with respect to our accounting for the following matters:
     Consolidation of Certain Securitization Transactions. We have concluded that the trusts used for certain of our securitization transactions and the trusts used by third parties in certain securitization transactions in which we invested do not meet the qualifying special purpose entity (“QSPE”) requirements set forth in Statement of Financial Accounting Standards No. 140 (SFAS 140), Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, primarily because activities permitted by the trust documents exceed the scope of activities permitted for a QSPE. This conclusion will not affect the required payments of principal or interest on the securities or, for securities for which we have provided a guarantee, our guarantee of the timely payment of principal and interest.
     As a result of our conclusion relating to the QSPE status of these trusts, we are required to consider the provisions of FASB Interpretation No. 46 (FIN 46R), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51, revised December 2003, to determine whether we must consolidate the assets and liabilities of these trusts. The effect of consolidation would be to increase the assets and liabilities recorded on our balance sheet for any portion of these trusts that we do not own. This consolidation will also result in the reclassification of security positions from securities to the actual assets held by the trust (principally loans or Fannie Mae MBS) and will require us to record an MBS liability for the portion of the security position that is owned by third parties. In addition, the assets will be recorded at fair value on the date of consolidation, which may result in a gain or loss. Interest income on securities and guaranty fee income related to these trusts will generally be reclassified to interest income on loans during the periods that these trusts are consolidated. Based on our initial evaluation, we have estimated in our previous minimum capital submissions to OFHEO that we will be required to consolidate approximately $28.5 billion of both incremental assets and incremental liabilities as of December 31, 2005. The $28.5 billion we will be required to consolidate relates to both our outstanding Fannie Mae MBS (approximately $25.5 billion) and third-party securitization transactions in which we invested (approximately $3.0 billion). The $25.5 billion of Fannie Mae MBS we will be required to consolidate represents less than 2 percent of our total Fannie Mae MBS outstanding (excluding Fannie Mae MBS held in our portfolio) of $1.598 trillion as of December 31, 2005. We will complete our consolidation analysis and record the necessary adjustments in the course of our ongoing restatement.
     Guaranty Asset and Obligation upon Purchase of Fannie Mae MBS. In our Fannie Mae mortgage-backed securities (“Fannie Mae MBS”) transactions, we guarantee the timely payment of principal and interest on Fannie Mae MBS to the MBS trust in exchange for a guaranty fee. We recognize a guaranty obligation on our balance sheet at inception of the guaranty based on the fair value of our ongoing obligation to remit payments to the MBS trust in the event of any shortfall in borrower payments over the term of the guaranty. We also record a corresponding guaranty asset on our balance sheet that represents the present value of guaranty fees we expect to receive from the MBS trust as compensation over the life of the guaranty. Most Fannie Mae MBS are held by third parties; however, we hold some of our Fannie Mae MBS in our mortgage portfolio. Historically, we reduced our recorded guaranty asset and obligation by an amount equal to the pro rata portion of the Fannie Mae MBS held in our mortgage portfolio relative to the total amount of Fannie Mae MBS. In addition, we reclassified a pro rata portion of our recorded guaranty fee income to interest income in an amount equal to the ratio of the Fannie Mae MBS held in our mortgage portfolio relative to the total amount of Fannie Mae MBS. This historical accounting was determined to be an error. As guarantor of all outstanding Fannie Mae MBS, including the Fannie Mae MBS held in our mortgage portfolio, we have a legal obligation to remit payments in the event of any shortfall in borrower payments to the MBS trust, as well as a corresponding legal right to receive the related guaranty fees from the MBS trust. Because each MBS trust to which we have a guaranty obligation, and from which we have the right to receive guaranty fees, is a legal entity separate from us, we should not have reduced our recorded guaranty asset and guaranty obligation or reclassified guaranty fee income with respect to the Fannie Mae MBS held in our portfolio. In order to correct this error, we will reverse any previously recorded reductions in the guaranty asset and guaranty obligation and any reclassification of guaranty fee income related to Fannie Mae MBS held in our mortgage portfolio.
Impact of Accounting Errors on Regulatory Capital
     We do not expect to be able to quantify the final financial statement impact of our accounting errors until we complete our restatement. However, all of the accounting errors described above and in our Form 12b-25 filed with the SEC on March 13, 2006 have been reviewed with OFHEO in the course of discussions in connection with our monthly minimum capital submissions. Pursuant to an agreement with OFHEO, we are required to maintain a 30 percent capital surplus over our minimum capital requirement. Based on our current view of the accounting errors we have identified to date, we believe we continue to meet our regulatory capital requirements, including the requirement that we maintain a 30 percent capital surplus over our minimum capital requirement. On March 31, 2006, OFHEO announced that we were classified as adequately capitalized as of December 31, 2005, with our core capital as of December 31, 2005 exceeding our minimum capital requirement by $9.7 billion, or approximately 34 percent over our minimum capital requirement. We have continued to increase our capital surplus since December 31, 2005. OFHEO’s capital classification is based on our estimates of our financial condition and remains subject to revision during our restatement and related audit, as well as OFHEO’s completion of its special examination of our accounting policies and practices.
Key Business and Market Issues
     Fannie Mae is a shareholder-owned corporation chartered by the U.S. Congress to increase the availability and affordability of homeownership in America. In accordance with our charter, we seek to achieve this mission objective by providing and maintaining liquidity in the secondary mortgage market. Our primary businesses each contribute to our liquidity function, and together serve to increase the total amount of funds available to finance mortgages for low-, moderate- and middle-income Americans.
     Our businesses are significantly affected by the dynamics of the underlying market—the secondary market for residential mortgage debt outstanding. These dynamics include the total amount of mortgage debt outstanding, the volume and composition of mortgage originations and the level of competition for mortgage assets among investors. Generally, the level of competition in the secondary mortgage market has intensified in recent years and remained extremely competitive in the first quarter of 2006. We expect that growth in our business over the long term will generally be similar to growth in the mortgage market.
     The following discussion highlights recent developments in our primary businesses and the markets in which they operate.
Credit Guaranty Business
Single-Family
     In our single-family credit guaranty business, we issue Fannie Mae MBS in exchange for pools of loans delivered to us by lenders. We guarantee the timely payment of principal and interest on Fannie Mae MBS, for which we are paid a guaranty fee. This activity supports our mission objectives by enabling primary lenders to redeploy capital to fund additional mortgage loans by selling highly-liquid Fannie Mae MBS in the secondary market.
     Total single-family Fannie Mae MBS outstanding (including MBS held in our portfolio) remained constant at $1.9 trillion at both March 31, 2006 and December 31, 2005, compared with $1.8 trillion at March 31, 2005. We have been the largest agency issuer of mortgage-related securities in every year since 1990. The higher volume of tradable Fannie Mae MBS in the secondary market has generally enhanced the liquidity of our MBS compared to mortgage-related securities issued by other market participants. We believe the superior liquidity of Fannie Mae MBS has resulted in an investor preference for 30-year fixed-rate Fannie Mae MBS as compared to 30-year fixed rate mortgage-related securities issued by other market participants, particularly in the TBA market.
     The volume of Fannie Mae MBS issued by our single-family business reflects the volume of mortgage assets available for guaranty and our assessment of the credit risk and pricing dynamics of these assets in light of our business goals. We estimate that total single-family mortgage-related securities issued by Fannie Mae and all other market participants decreased by approximately 11.7 percent in the first quarter of 2006, from approximately $561.1 billion for the quarter ended December 31, 2005 to approximately $495.4 billion for the quarter ended March 31, 2006. Our total issuance of single-family Fannie Mae MBS declined by 8.5 percent in the first quarter of 2006, from $122.6 billion for the quarter ended December 31, 2005 to $112.1 billion for the quarter ended March 31, 2006. We estimate that our market share of new single-family mortgage-related securities issuance for the first quarter of 2006 remained relatively constant at 22.5 percent, compared with 21.7 percent for the fourth quarter of 2005. Our estimates of market share are based on publicly available data and exclude previously securitized mortgages.
     On December 20, 2005, the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision and the National Credit Union Administration (collectively, “the agencies”) jointly issued for comment proposed guidance on non-traditional mortgage products. We view the proposed interagency guidance as a positive development that we believe may affect the market’s assessment of the risk and pricing dynamics of mortgage assets available for securitization. We will continue to closely monitor these dynamics as we focus on achieving our business and market share objectives, including increasing our participation in a broader range of originated asset types, such as Alt-A and sub-prime products.
     Although the interest rate differential between short- and long-term mortgage rates has narrowed, adjustable-rate mortgages (“ARMs”) continue to represent a large proportion of mortgage originations. As a result of changes in the composition of single-family mortgage originations, the proportion of adjustable-rate assets that we acquired or guaranteed has increased substantially over the past several years. For the quarter ended March 31, 2006, ARMs represented an estimated 20 percent of our conventional single-family mortgage acquisitions. We estimate that ARMs represented only 13 percent of our conventional single-family mortgage credit book of business at March 31, 2006. Similarly, while negative-amortizing and interest-only ARMs represented an increased proportion of new business in the first quarter of 2006—5 percent and 9 percent, respectively—we estimate that these products together represented only approximately 5 percent of our conventional single-family mortgage credit book of business at March 31, 2006.
     Interest-only single-family mortgage loans that we acquired or guaranteed increased to 14 percent of our total conventional single-family mortgage acquisitions for the quarter ended March 31, 2006, from 9 percent for the quarter ended December 31, 2005. In particular, fixed-rate interest-only mortgage loans accounted for approximately 5 percent of our total conventional single-family mortgage acquisitions for the quarter ended March 31, 2006, compared with 2 percent for the quarter ended December 31, 2005. We believe that interest-only mortgage loan originations have increased in the first quarter of 2006 as a result of the flat yield curve environment and continued home price appreciation.
     We believe that our assessment and approach to the management of credit risk continued to contribute in the first quarter of 2006 to the maintenance of a credit book of business with strong credit characteristics. The weighted average original loan-to-value ratio and the weighted average estimated mark-to-market loan-to-value ratio for our conventional single-family mortgage credit book of business were 70 percent and 54 percent, respectively, at March 31, 2006. The weighted average credit score for our conventional single-family mortgage credit book of business was 721 at March 31, 2006.
     The estimates in the three preceding paragraphs are based on conventional single-family mortgage loans (consisting of single-family loans held in our portfolio, underlying Fannie Mae MBS held in our portfolio and held by others, and underlying certain whole loan Real Estate Mortgage Investment Conduits, or “REMICs”) and exclude reverse mortgages and non-Fannie Mae mortgage-related securities held in our portfolio. These excluded products represent an estimated 8 percent of our total conventional single-family mortgage credit book of business as of March 31, 2006, and an estimated 15 percent of our conventional single-family mortgage acquisitions for the quarter ended March 31, 2006. We expect the inclusion in our estimates of these excluded products would impact the percentages and weighted averages set forth in these paragraphs.

     Our conventional single-family delinquency measures remained low through March 2006. Our conventional single-family delinquency rate was 0.67 percent in March 2006, compared with 0.79 percent in December 2005 and 0.59 percent in March 2005.
Multifamily
     Our multifamily business provides financing for affordable and market-rate rental housing on a nationwide basis, thereby supporting both accessibility to financing and the liquidity of multifamily mortgage debt. We are one of the most active participants in the multifamily mortgage market. As of December 31, 2005, we estimate that we held or guaranteed approximately 18 percent of multifamily mortgage debt outstanding (including mortgage-related securities).
     Our total issuance of multifamily Fannie Mae MBS decreased to $2.4 billion in the first quarter of 2006, from $2.9 billion in the fourth quarter of 2005. At March 31, 2006, total multifamily Fannie Mae MBS outstanding (including MBS held in our portfolio) was $66.7 billion, compared with $67.5 billion at December 31, 2005 and $74.5 billion at March 31, 2005.
     Multifamily real estate fundamentals remained solid during the first quarter of 2006. According to the U.S. Census Bureau, the multifamily vacancy rate averaged 10.0 percent for the first quarter of 2006, compared to 11.0 percent for the first quarter of 2005. For institutional-type multifamily properties (which are properties of significant size that typically are owned by large national or international investors), we expect that vacancies continued to decrease in the first quarter of 2006, likely falling below 6 percent on a national basis.
     We believe that rental rates improved during the first quarter of 2006, continuing last year’s trend. We estimate that quoted monthly rental rates for institutional-type properties on a national level were $980 on average for the first quarter of 2006, compared to $970 on average for the fourth quarter 2005. We anticipate that these multifamily vacancy and rental rate trends will continue during 2006, due to continued job growth, robust household formation and the impact of increasing interest rates on home affordability.
     We believe that our adherence to disciplined credit standards continues to be reflected in our multifamily delinquency statistics, which remained within a low range through March 2006. Our multifamily delinquency rate was 0.26 percent in March 2006, compared with 0.27 percent in December 2005 and 0.09 percent in March 2005. This increase in the multifamily delinquency rate since March 2005 is due almost entirely to delinquencies in the FEMA-designated 2005 Gulf Coast hurricane disaster areas.
Capital Markets Group
     Our Capital Markets group supports our primary liquidity function by purchasing and selling mortgage loans and mortgage-related securities through a full range of economic and competitive environments. Our Capital Markets group has a diversified funding base of domestic and international investors and is continually seeking to expand this base to increase the capital available to finance housing within the United States. In addition, our Capital Markets group supports the marketability of newly developed and innovative housing finance products by purchasing these products before they develop full track records for credit performance and pricing.
     Our Capital Markets group seeks to maximize long-term total returns, subject to our risk constraints, while supporting our chartered liquidity function. We pursue these objectives by purchasing, selling and managing mortgage assets based on market dynamics and our assessment of the economic attractiveness of specific transactions at given points in time. When demand for mortgage assets from other investors is low, and the difference (or spread) between the yield on our mortgage assets and our borrowing costs is wide, we will look for opportunities to add liquidity to the market largely by purchasing mortgage assets and selling debt to investors to fund those purchases. When demand for mortgage assets is high, and the spread is narrow, we will look for opportunities to add liquidity to the market largely through the sale of mortgage assets from our portfolio. Although we believe that continued demand for capital to finance housing in the United States will provide opportunities to profitably leverage our balance sheet to meet that demand over time, during any given period, our portfolio may grow or decline based on the specific market dynamics of that period.
     In this discussion of our activities, each of the amounts provided below for our gross mortgage portfolio and our portfolio purchases, liquidations and sales in 2005 and 2006 represents the unpaid principal balance. Our total debt outstanding in 2005 and 2006 also represents the unpaid principal balance and does not reflect the effect of currency adjustments, debt basis adjustments and amortization of premiums, discounts, and issuance costs. These amounts are subject to change as a result of our ongoing restatement and related audit.
     In the first quarter of 2006, competition for mortgage assets remained strong. Nominal and intermittent improvements in spreads were not sufficient to present significant opportunities to add assets to our portfolio that met our return requirements. Portfolio purchases during the first quarter of 2006 were $37.8 billion, compared with $54.9 billion in the fourth quarter of 2005. Purchases in the first quarter included a modest volume of multifamily components of commercial mortgage-backed securities (“CMBS”), an asset class that we incorporated into our portfolio operations in the first quarter of 2006. Of the $37.8 billion in portfolio purchases in the first quarter of 2006, $32.8 billion were purchases of single-family mortgage loans and securities, and $5.0 billion were purchases of multifamily mortgage loans and securities (which includes CMBS).
     Because the majority of assets in our portfolio are classified as “available-for-sale,” we have flexibility to consider asset sales to generate economic value when supply and demand dynamics in the secondary mortgage market result in attractive pricing for certain assets in our portfolio. In the first quarter of 2006, portfolio sales decreased to $9.5 billion, from $9.9 billion in the fourth quarter of 2005. Portfolio liquidations in the first quarter of 2006 were $34.6 billion, compared with $46.0 billion in the fourth quarter of 2005. The net impact of our liquidations, purchases and sales during the first quarter of 2006 was a less than one percent decline in our portfolio balances, to $721.5 billion at March 31, 2006 from $727.5 billion at December 31, 2005. Lower portfolio balances have the effect of reducing the net interest income generated by our portfolio. We believe, however, that our total return strategy described above will enable us to create incremental economic value over time through our selected purchases and sales of portfolio assets and liabilities.
     The following table sets forth the composition of our gross mortgage portfolio for the quarters ended March 31, 2005 through March 31, 2006:
Gross Mortgage Portfolio 1/
Dollars in millions

	3/31/2006	12/31/2005	9/30/2005	6/30/2005	3/31/2005

Fannie Mae MBS	$328,353	$341,712	$351,334	$414,901	$454,710
Loans	257,939	252,853	249,471	247,292	246,915
Non-Fannie Mae Securities:
Agency 2/	31,881	31,041	29,561	37,223	39,309
Non-Agency 3/	103,371	101,939	97,821	109,163	123,990

Total Non-Fannie Mae Securities	135,252	132,980	127,382	146,386	163,299

Total 4/	$721,544	$727,545	$728,187	$808,579	$864,924

1/	Represents unpaid principal balance. Excludes the effect of unrealized gains or losses on available-for-sale securities, deferred balances, and the allowance for loan losses. Amounts included in this table are subject to change as a result of our ongoing restatement and related audit.

2/	Includes mortgage-related securities issued by Freddie Mac and Ginnie Mae.

3/	Includes mortgage-related securities issued by entities other than Freddie Mac and Ginnie Mae.

4/	These amounts have been revised from amounts previously reported in our Monthly Summary reports and Form 12b-25 filings. These amounts were revised to reflect data reclassifications and to correct previously reported amounts.
Over 90 percent of non-agency securities held in our portfolio at March 31, 2006 were rated AAA/Aaa by Standard & Poor’s and Moody’s Investors Service.
     On April 20, 2006, we announced our new Benchmark REMIC™ initiative under which we expect to issue multiple-class REMIC securities with features designed to enhance price transparency and liquidity. We introduced this product as part of our ongoing efforts to meet the needs and preferences of our current and potential mortgage-backed securities investors. Benchmark REMICs will be brought to market through a traditional dealer syndicate underwriting process in an effort to facilitate broader distribution and secondary market support of the securities. Each Benchmark REMIC will include a Guaranteed Maturity Class, or GMC, which will have a fixed final maturity and, to enhance the liquidity of the GMC, a minimum issue size of at least $1 billion. Price transparency for the GMC of each Benchmark REMIC will be supported by live price quotes on TradeWeb®.

     Our total debt outstanding was $768.1 billion at March 31, 2006, compared with $766.2 billion at December 31, 2005. Monthly average spread levels (on a swapped to LIBOR basis) on all maturities of our Benchmark Notes as of March 31, 2006 improved relative to levels as of December 30, 2005, with significant improvement in the spreads on our 10-year Benchmark Notes. We have experienced continued strong demand for our debt securities as evidenced by consistently large purchases by domestic institutional investors and strong purchases by Asian and other foreign investors.
     We have maintained our disciplined approach to managing interest rate risk in our portfolio. We believe the general effectiveness of our risk management strategies is reflected in our portfolio’s monthly average duration gap. Although rates on interest rate swaps increased by over 40 basis points during the first quarter of 2006, our average monthly duration gap remained at zero for each month in the first quarter of 2006.
     The total notional value of outstanding derivative instruments used to hedge interest rate risk in our portfolio remained largely unchanged at $648.9 billion at March 31, 2006, compared with $644.2 billion at December 31, 2005.
Administrative Expenses
     Administrative expenses totaled an estimated $729 million for the first quarter of 2006, compared to an estimated $440 million for the first quarter of 2005. Costs associated with the restatement process and related regulatory examinations, investigations and litigation significantly increased administrative expenses for the first quarter of 2006. These costs totaled approximately $287 million for the first quarter of 2006. Based on our current projections, we estimate restatement and related regulatory costs, including costs associated with technology investments, our litigation defense, regulatory investigations and our agreement with OFHEO, will total over $800 million for full year 2006. We anticipate that these costs will continue to have a substantial impact on administrative expenses until the restatement is completed.
Gulf Coast Hurricanes
     We previously reported that our estimate for after-tax losses associated with Hurricanes Katrina and Rita would be in a range of $250 million to $400 million, which includes both single-family and multifamily properties. As a result of our ongoing assessment of the potential impact of Hurricanes Katrina and Rita, including our ongoing loss mitigation activities, we have reduced and refined our estimated after-tax losses to a range of $170 million to $280 million. Further adjustments to this estimate are possible as we continue to monitor this issue. Based on our original estimate for after-tax losses associated with Hurricanes Katrina and Rita, we recorded a $257 million after-tax charge for the quarter ended September 30, 2005. In the first quarter of 2006, we have adjusted our loan loss allowance for Hurricanes Katrina and Rita to $170 million after tax to reflect our revised estimate.
Housing Goals
     On March 16, 2006, we submitted Fannie Mae’s required 2005 Annual Mortgage Report and Annual Housing Activities Report to the Department of Housing and Urban Development (“HUD”). We previously disclosed that our preliminary analysis indicated that we met the three base goals, the home purchase special affordable sub-goal, and the multifamily special affordable sub-goal for 2005, but that we fell slightly short of meeting the other two home purchase sub-goals for low- and moderate-income and underserved areas. However, our final analysis, as reported to HUD, indicated that we met all three base goals, the multifamily special affordable sub-goal, and the special affordable and underserved areas home purchase sub-goals, but did not achieve the “low- and moderate-income home purchase” sub-goal by less than 0.5 percentage points. The Secretary of HUD will make the final determination regarding our achievement of our 2005 housing goals.
Employee Stock Repurchase Program
     Since April 2005, we have prohibited all of our employees from engaging in purchases or sales of Fannie Mae securities except in limited circumstances relating to financial hardship. Our employees receive a portion of their compensation in the form of Fannie Mae stock. Management is concerned that the prolonged nature of this trading “black-out” has adversely affected employee morale and created an employee retention issue at a time when management believes that retaining our employees is particularly important. To address these issues, our Board of Directors authorized the creation of a stock repurchase program that would permit us to repurchase up to $100 million of Fannie Mae shares from our non-officer employees, which are employees below the level of vice president. Prior to implementing the stock repurchase program, we submitted information about the program to OFHEO for review. On March 22, 2006, OFHEO advised us that it had no objection to our proceeding with the program on the terms described to OFHEO. Under the program, we may repurchase shares at market prices only during the 30-trading day period following our filings on Form 12b-25. Officers and members of our Board of Directors are not permitted to participate in the program.
Disclosures Regarding Certain Risks and Risk Management Practices
     Pursuant to a September 1, 2005 agreement with OFHEO, we are providing the following periodic disclosures regarding risks and risk management practices.
Subordinated Debt
     We have committed to issue subordinated debt in a quantity such that the sum of total capital (core capital plus general allowance for losses) plus the outstanding balance of qualifying subordinated debt will equal or exceed the sum of outstanding Fannie Mae MBS times 0.45 percent and total on-balance sheet assets times 4 percent. Subordinated debt will be discounted for the purposes of this calculation during the last five years before maturity in the following manner: one-fifth of the outstanding amount is excluded each year during the instrument’s last five years before maturity. When remaining maturity is less than one year, the instrument is entirely excluded. We have determined that, as of March 31, 2006, our outstanding subordinated debt plus total capital exceeded the sum of 0.45 percent of outstanding Fannie Mae MBS plus 4 percent of total on-balance sheet assets. This determination that we are in compliance with our subordinated debt commitment takes into account our current assessment of accounting issues we are reviewing and their estimated financial impact.
Liquidity Management
     We have made a commitment to maintain a functional contingency plan providing for at least three months of liquidity without relying upon the issuance of unsecured debt, and to periodically test the contingency plan in consultation with our OFHEO Examiner-in-Charge. As of March 31, 2006, we were in compliance with our commitment to maintain and test our contingency plan.
Interest Rate Risk
     Pursuant to a September 1, 2005 agreement with OFHEO, we agreed to provide periodic public disclosures regarding the monthly averages of our duration gap. We disclose the duration gap on a monthly basis in our Monthly Summary Report, which is available on our website and submitted to the SEC in a current report on Form 8-K. (See, e.g., the Form 8-K Fannie Mae submitted to the SEC on April 27, 2006.) The duration gap on our portfolio averaged zero months in January 2006, February 2006 and March 2006.
     We also agreed to provide public disclosure regarding the impact on our financial condition of both a 50-basis point shift in rates and a 25-basis point change in the slope of the yield curve. We will begin providing this disclosure once we have current financial statements.
Credit Risk
     Pursuant to a September 1, 2005 agreement with OFHEO, we agreed to provide quarterly assessments of the impact on our expected credit losses from an immediate 5 percent decline in single-family home prices for the entire United States.
     The estimated sensitivity of our expected future credit losses to an immediate 5 percent decline in home values for single-family mortgages at December 31, 2005 (the most recent date for which data are available), prior to the receipt of private mortgage insurance claims or any other credit enhancements, was $2,059 million, or approximately 0.10 percent of our single-family mortgage credit book of business, compared with approximately 0.12 percent at December 31, 2004.
     After receipt of mortgage insurance and other credit enhancements, the estimated sensitivity of our expected future credit losses to an immediate 5 percent decline in home values for single-family mortgages at December 31, 2005, was $955 million, or approximately 0.05 percent of our single-family mortgage credit book of business, compared with approximately 0.05 percent at December 31, 2004.
     The estimates in the preceding paragraphs are based on conventional single-family mortgage loans (consisting of single-family loans held in our portfolio, underlying Fannie Mae MBS held in our portfolio and held by others, and underlying certain whole loan REMICs) and certain government mortgage-related securities, and exclude other non-Fannie Mae mortgage-related securities held in our portfolio, mortgages secured only by second liens and reverse mortgages. We expect the inclusion in our estimates of these excluded products may impact the estimated sensitivity set forth in the preceding paragraphs.
Risk Ratings
     We agreed to seek to obtain a rating, which will be continuously monitored by at least one nationally recognized statistical rating organization, that assesses, among other things, the independent financial strength or “risk to the government” rating of Fannie Mae operating under its authorizing legislation but without assuming a cash infusion or extraordinary support of the government in the event of a financial crisis. We also agreed to provide periodic public disclosure of this rating.
     Standard & Poor’s current “risk to the government” rating for Fannie Mae is AA- and on CreditWatch Negative. Standard & Poor’s continually monitors this rating. The rating has remained on CreditWatch Negative since September 23, 2004.
     Moody’s Investors Service’s current “Bank Financial Strength Rating” for Fannie Mae is B+ with a stable outlook. Moody’s Investors Service continually monitors this rating.
Investigations and Legal Proceedings
     As noted above, OFHEO’s special examination of our accounting policies and practices is ongoing. The SEC and the U.S. Attorney’s Office for the District of Columbia also continue to investigate these matters. We are cooperating with OFHEO, the SEC and the U.S. Attorney’s Office with respect to these investigations. At this time, we cannot predict what the eventual outcome of these pending investigations will be.
     A number of lawsuits have been filed against Fannie Mae and certain of our current and former officers and directors relating to the accounting matters discussed in OFHEO’s interim report and in our SEC filings. These suits are currently pending in the U.S. District Court for the District of Columbia and fall within three primary categories: a consolidated shareholder class action and related opt-out lawsuits, a consolidated shareholder derivative lawsuit and an ERISA-based class action lawsuit.
     The consolidated shareholder class action and two related opt-out lawsuits generally allege that the company and certain former officers and directors made false and misleading statements in violation of the federal securities laws in connection with certain accounting policies and practices. In addition, the opt-out lawsuits assert various federal and state securities law and common law claims against the company and certain of its current and former officers and directors based upon essentially the same alleged conduct, and also assert insider trading claims against certain former officers. Discovery has recently commenced in the consolidated shareholder class action following the denial of the defendants’ motion to dismiss. The opt-out cases were filed by institutional investors seeking to proceed independently of the putative class of shareholders in the consolidated shareholder class action. The court has consolidated the opt-out cases as part of the consolidated shareholder class action, but the opt-out plaintiffs have filed motions objecting to the consolidation of the lawsuits. On April 17, 2006, the plaintiffs in the consolidated class action filed an amended complaint that adds purchasers of publicly traded call options and sellers of publicly traded put options to the putative class, and extends the end of the putative class period from September 21, 2004 to September 27, 2005.
     The consolidated shareholder derivative lawsuit asserts claims purportedly on behalf of Fannie Mae against certain of our current and former officers and directors. Generally, the complaint alleges that the defendants breached their fiduciary duties to Fannie Mae and that the company was harmed as a result. The company’s and the other defendants’ motions to dismiss the consolidated shareholder derivative lawsuit are pending.
     The ERISA-based class action lawsuit alleges that Fannie Mae and certain of our current and former officers and directors violated the Employee Retirement Income Security Act of 1974. The plaintiffs in the ERISA-based lawsuit purport to represent a class of participants in Fannie Mae’s Employee Stock Ownership Plan. Their claims are also based on alleged breaches of fiduciary duty based on the accounting matters discussed in OFHEO’s interim report. A motion to dismiss this lawsuit is pending.
     We intend to defend these lawsuits vigorously. We are unable to predict the outcome of these lawsuits at this time, or to reasonably estimate a range of possible losses. Accordingly, at this time, we have not recorded a reserve for these litigation and regulatory exposures. The outcome of these pending litigation matters, governmental investigations and regulatory proceedings could have a material adverse effect on our business, financial condition and results of operations.

Legislative Developments
     The U.S. Congress is considering legislation to strengthen regulatory oversight of the government sponsored housing enterprises (“GSEs”). We support these efforts as part of restoring the market’s trust and confidence in Fannie Mae, which, in turn, is critical to our ability to fulfill our mission of raising capital to finance residential housing.
     The House Financial Services Committee and the Senate Banking, Housing, and Urban Affairs Committee each advanced GSE regulatory oversight legislation last year during the first session of the 109th Congress. On October 26, 2005, the House of Representatives passed H.R. 1461, the bill reported by the House Financial Services Committee, by a vote of 331-90. The separate House and Senate bills address key elements of the GSEs’ business and regulation including regulatory structure, capital standards, receivership, scope of GSE activities, affordable housing goals, portfolio composition and size, and expanded regulatory oversight over GSE directors, officers, employees and certain affiliated parties. The House bill also provides for a fund to support affordable housing to be funded by a specified percentage of our profits.
     The enactment into law of the various legislative provisions under consideration, depending on their final terms and on how they are applied by our regulator within the scope of its authority, could have a material adverse effect on future earnings, shareholder returns, ability to fulfill our mission, and ability to recruit and retain qualified officers and directors. It is also possible that in the legislative process provisions could be enacted that go beyond the elements described above and that further alter Fannie Mae’s charter and ability to fulfill its affordable housing mission.
     We cannot predict the prospects for the enactment, timing or content of any legislation or its impact on our financial prospects.